EQUILLIUM, INC.

2223 Avenida de la Playa, Suite 105

La Jolla, California 92037

April 14, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention: Jessica Dickerson

Re:	Equillium, Inc.

Registration Statement on Form S-3

Filed: April 7, 2026

File No. 333-294919

Ladies and Gentlemen:

Equillium, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 16, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Dylan Kornbluth of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Dylan Kornbluth of Cooley LLP at (858) 550-6173.

[Signature Page Follows]

Very truly yours,

EQUILLIUM, INC.

By:	/s/ Bruce D. Steel
Name: Bruce D. Steel
Title: Chief Executive Officer

cc:	Penny Tom, Equillium, Inc.

Thomas A. Coll, Esq., Cooley LLP

Dylan S. Kornbluth, Esq., Cooley LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]